UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two Class A ordinary shares.

1. Names of Reporting Persons Galactic Gain Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         Galactic Gain Limited (“Galactic”) is a limited partner of DiDi Sunshine Investments L.P. (“Didi Sunshine”) and indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer. The general partner of Didi Sunshine exercises the voting rights with respect to the shares held by Didi Sunshine. However, the general partner may not dispose of the shares held by Didi Sunshine without the prior written consent of a significant majority of the limited partners unaffiliated with the general partner, including Galactic.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2019.

1. Names of Reporting Persons Boyu Capital Fund III, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)         Boyu Capital Fund III, L.P. owns 100% of the shares of Galactic, which indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

1. Names of Reporting Persons Boyu Capital General Partner III, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)         Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic. Galactic indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

1. Names of Reporting Persons Boyu Capital General Partner III, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         Boyu Capital General Partner III, Ltd. is the general partner of Boyu Capital General Partner III, L.P., the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic. Galactic indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

1. Names of Reporting Persons Boyu Capital Group Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic. Galactic indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

1. Names of Reporting Persons XYXY Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         XYXY Holdings Ltd. is the controlling shareholder of Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic. Galactic indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

1. Names of Reporting Persons Xiaomeng Tong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,635,636(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,635,636(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)         Xiaomeng Tong holds 100% of the shares of XYXY Holdings Ltd., which is the controlling shareholder of Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic. Galactic indirectly holds, through Didi Sunshine, 23,635,636 Class A ordinary shares of the Issuer.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

Item 1.
(a)	Name of Issuer Cango Inc.
(b)	Address of Issuer’s Principal Executive Offices 10A, Building 3, Youyou Century Plaza 428 South Yanggao Road Pudong New Area, Shanghai 200127 People’s Republic of China

Item 2.
(a)

Name of Persons Filing
This statement on Schedule 13G is being filed by the following persons, collectively, the “Reporting Persons.”

1.      Galactic Gain Limited

2.      Boyu Capital Fund III, L.P.

3.      Boyu Capital General Partner III, L.P.

4.      Boyu Capital General Partner III, Ltd.

5.      Boyu Capital Group Holdings Ltd.

6.      XYXY Holdings Ltd.

7.      Xiaomeng Tong

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate parties.

Galactic Gain Limited is an exempted company incorporated under the laws of the Cayman Islands. Boyu Capital Fund III, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Galactic Gain Limited. Boyu Capital General Partner III, L.P., a limited partnership organized under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund III, L.P. Boyu Capital General Partner III, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner III, Ltd.

XYXY Holdings Ltd., a company incorporated under the laws of the British Virgin Islands, is the controlling shareholder of Boyu Capital Group Holdings Ltd. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd.

	(b)	Address of Principal Office or, if none, Residence c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
	(c)	Citizenship The information required by Item 2(c) is set forth in Row 4 of the cover page for each Reporting Person which is incorporated herein by reference.
	(d)	Title of Class of Securities This Schedule 13G Statement relates to the Class A Ordinary Shares, par value US$0.0001 per share of the Issuer.
	(e)	CUSIP Number 137586 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each reporting person and is incorporated herein by reference for each such Reporting Person.

The percentage in Rows 5 – 11 is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s annual report on form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 25, 2019.

Galactic Gain Limited holds 23,635,636 Class A ordinary shares of the Issuer through its 100.0% limited partner interest in Didi Sunshine, which directly holds 23,635,636 Class A ordinary shares of the Issuer.

Boyu Capital Fund III, L.P. holds 100% of the shares in Galactic Gain Limited, and is beneficially owned and controlled by Boyu Capital General Partner III, L.P, which is beneficially owned and controlled by Boyu Capital General Partner III, Ltd. Boyu Capital Group Holdings Ltd. owns 100% of the shares of Boyu Capital General Partner III, Ltd. XYXY Holdings Ltd. is the controlling shareholder of Boyu Capital Group Holdings Ltd., and is 100% owned by Xiaomeng Tong.

By virtue of the relationships between and among the Reporting Persons as described above in this Item, Galactic Gain Limited, Boyu Capital Fund III, L.P., Boyu Capital General Partner III, L.P., and Boyu Capital General Partner III, Ltd. are under the common control of Boyu Capital Group Holdings Ltd., and have the shared power to dispose of, or direct the disposition of 23,635,636 Class A ordinary shares of the Issuer as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Galactic Gain Limited

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Boyu Capital Fund III, L.P.
By:	Boyu Capital General Partner III, L.P.
By:	Boyu Capital General Partner III, Ltd.

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Boyu Capital General Partner III, L.P.
By:	Boyu Capital General Partner III, Ltd.

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Boyu Capital General Partner III, Ltd.

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Boyu Capital Group Holdings Ltd.

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

XYXY Holdings Ltd.

By:	/s/ Khalid Iton
Name:	Khalid Iton
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Xiaomeng Tong

Signature:	/s/ Xiaomeng Tong

LIST OF EXHIBIT

Exhibit A — Joint Filing Agreement